Mail Stop 6010   June 15, 2007

Mr. Kofi Kankam
Chief Executive Officer
JobsInSite, Inc.
426 West 49th Street, Suite 4A
New York, New York 10019

          Re: JobsInSite, Inc.
                 Registration Statement on Form SB-2
                 Amendment no. 2 filed May 23, 2007
                 File No. 333-137624

Dear Mr. Kankam:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We acknowledge your responses to our previous comments 2 and 3. Item 310(g)
      of Regulation S-B requires that your financial information and related disclosures
      be updated to a date within 135 days of the filing. As a result, although you have
      provided information through September 30, 2006 in addition to your audited
      financial statements for calendar 2006, the interim financial statements you must
      currently provide are as of and for the three months ended March 31, 2007. As a
      result, please revise your filing to include updated financial statements and related
      disclosures, in Risk Factors, MD&A and Business, through March 31, 2007.

Mr. Kofi Kankam
JobsInSite, Inc.
June 15, 2007
Page 2

Prospectus Summary, page 1

2. You refer to information contained in "this memorandum." Please revise to refer
to the prospectus or registration statement as applicable.

Experts, page 13

3. We acknowledge your response to our previous comment 7. As it appears that you
intend to include the review report of Paritz & Company, P.A. covering your
interim period financial statements, please revise your disclosure to clearly
delineate the financial statements audited by Paritz & Co. and those financial
statements they have reviewed. Your current disclosure does not identify the
audited financial statements and identifies each interim financial statement as being
related to the audited annual financial statements. Please ensure that you disclose
the balance sheet as being audited or reviewed, as appropriate, as of a specific date
and related financial statements of income, equity and cash flows as covering
annual or interim periods, as appropriate. In addition, please ensure that Paritz &
Co. revises their consent to include their review report on your interim financial
statements.

Financial Statements

Statement of Stockholders' Equity, page F-4

4. Please revise your statement to ensure that the total number of common shares
outstanding at December 31, 2006 properly foots.

Statement of Cash Flows, page F-5

5. We acknowledge your response to our previous comment 15 and reissue the
comment in part. Please revise your cash flow statements to address the following
items:
    a.   Please remove your depreciation adjustment in 2005 consistent with your
         response to comment 38 from our October 19, 2006 letter.
    b.   Please ensure that the net loss in your inception through 2006 cash flow
         statement agrees with your statement of operations for the same period
         and add the necessary reconciling items so that your financial statements
         foot.

Interim Financial Statements

Accountants' Review Report, page F-8

6. Please have your accountants revise the form and content of their review report to comply with Auditing Standard No. 1 of the Public Company Accounting Oversight Board.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

Mr. Kofi Kankam
JobsInSite, Inc.
June 15, 2007
Page 4

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kwajo M. Saroh, Esq.
        250 West 57th Street, Suite 917
        New York, New York 10107